

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2014

Via E-Mail
Mr. Gil Kotler
Chief Financial Officer
Gazit-Globe Ltd.
1 Hashalom Rd.
Tel-Aviv 67892, Israel

> **Re: Gazit-Globe Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 16, 2013**
> **File No. 001-35378**

Dear Mr. Kotler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013 filed April 16, 2014

Item 4. Information on the Company, page 26

Our Competitive Strengths, page 28

1.   In future Exchange Act periodic reports, in your discussion of same property NOI, please discuss the relative impact of occupancy and rent rate changes.

Our Tenants and Leases, page 32

2.   We note the significant amount of leased square footage and the percent of total rental income that is expiring in 2014, 2015 and 2016. In future Exchange Act

periodic reports, to the extent known by management, please include disclosure that addresses the relationship between market rents and expiring rents.

Our Properties, page 36

3.   We note your disclosure in footnote 3 on page 37. In future Exchange Act periodic reports, please disclose the number of excluded properties that fall into the "redevelopment and expansion" category.

Item 5. Operating and Financial Review and Prospects, page 38

Results of Operations, page 50

4.   We note that the fair value gain from investment property and investment property under development has had a significant impact on net income for all periods presented. Please expand your discussion to address the drivers of the increases in fair value, including the causes of changes in capitalization rates as noted on page 52, whether the gain is attributable to appreciation of properties on a portfolio-wide basis or only in select regions, and your expectations for the future given the current economic climate and market trends in the geographic regions in which your properties are located.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor, at (202) 551-3758 or Angela R. McHale, Attorney-Advisor, at (202) 551-3402 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant